Sports Matching Corp

Financial Statements and Report Unaudited

October 9, 2022

These financial statements are unaudited by any financial services or accounting firm. They are the product of the leadership of Sports Matching Corp, prepared in good faith in line with generally accepted accounting principles ("GAAP").

Signed,

Alex Berger

Alex Berger

Founder of Sports Matching

October 9, 2022

Notes to Financial Statements:

1. **Organization and Nature of Business**

   Sports Matching (the "Company") was incorporated in Delaware on May 19, 2022 as a C-Corp. The Company began operations in 2022 and has continued those operations to the present. The Company is a Sports Tech software company, which will publish an app to allow people to find other amateur athletes for pick up games.

   The Company did not generate any revenue in 2021 or 2022.

2. **Summary of Significant Accounting Policies**

   Basis of Accounting

   The Company prepares its financial statements in good faith and, to the best of its ability, in conformity with U.S. generally accepted accounting principles ("GAAP").

   Use of Estimates

   The preparation of financial statements in conformity with U.S. GAAP requires the Company to make estimates and judgements that affect the reported amounts of assets, liabilities, revenues and expenses, and related disclosure of contingent liabilities. The Company bases its estimates on historical experience and on various other assumptions that are believed to be reasonable under the circumstances, the results from which form the basis for making judgements about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions or conditions.

   Cash

   Cash consists of all cash balances and highly liquid investments with original maturities of 90 days or less upon acquisition. The Company has not held any cash equivalents, such as money market funds. As of December 31, 2019, deposits with each bank up to $250 thousand were

insured by the Federal Deposit Insurance Corporation ("FDIC"). The Company held no deposits in excess of FDIC limits as of December 31, 2019. The Company has not experienced any losses in such accounts, and the Company believes it is not exposed to any significant risk on its cash balances.

Accrued Expenses

The Company accrues for sales taxes, payroll liabilities, and other miscellaneous accruals.

Fair Value of Financial Instruments

Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The authoritative guidance for fair value measurements established a framework for measuring fair value and established a three-level valuation hierarchy for disclosure of fair value measurements as follows:

Level 1 – Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets. The Company's Level 1 assets consist of its marketable securities.

Level 2 – Observable quoted prices for similar assets or liabilities in active markets and observable quoted prices for identical assets or liabilities in markets that are not active.

Level 3 – Unobservable inputs that are not corroborated by market data.

Cash, accounts payable, and accrued expenses are reflected at carrying value, which approximates fair value due to the short-term maturity. The fair values of amounts due to affiliates are not determinable due to the related-party nature of the balances.

Stock-Based Compensation

The Company measures compensation expense for all stock-based awards in accordance with ASC Topic 718, *Compensation – Stock Compensation*. The Company valued the shares based on assets on hand at the grant date. The compensation costs from stock-based payments are recorded as general and administrative expenses in the accompanying statement of operations.

The Company elects to recognize actual forfeitures of stock-based awards as they occur in accordance with Accounting Standards Update ("ASU") No. 2016-09,

Compensation – Stock Compensation (Topic 718): Improvements to Employee Share-Based Payment Accounting.

Income Tax

The Company registered with the Delaware Secretary of State as a C-Corp on May 19, 2022 and is a corporation. The entity is required to pay all appropriate federal, state, and local taxes.

3. Accrued Expenses

None.

4. Intangible Assets

None.

5. Stock-based Compensation

Under the Company's Shareholders' Agreement, a maximum aggregate number of 10,000,000 shares may be granted. As of September 30, 2022, 10,000,000 shares remain available for issuance. The Company records stock-based compensation expenses for the awards based on their grant date fair value. The stock-based compensation expense is recognized on a straight-line basis over the course of the requisite service period and is recorded in general and administrative expenses in the accompanying statement of operations.

6. Subsequent Events

Loans

None.

Independent Contractors

None.


SPORTS MATCHING
BALANCE SHEET
As Of September 1, 2022

ASSETS


CURRENT ASSETS

Cash:	$0.00
Accounts Receivable:	$0.00
Inventory:	$0.00
Prepaid Expenses:	$0.00
Notes Receivable:	$0.00
Other Current Assets:	$0.00
TOTAL CURRENT ASSETS:	**$0.00**

FIXED ASSETS

Long-Term Investments:	$0.00
Land:	$0.00
Building:	$0.00
Accumulated Building Depreciation:	($0.00)
Machinery and Equipment:	$0.00
Accumulated Machinery and Equipment Depreciation:	($0.00)
Furniture and Fixtures:	$0.00
Accumulated Furniture and Fixtures Depreciation:	($0.00)
Other Fixed Assets:	$0.00
NET FIXED ASSETS:	**$0.00**

OTHER ASSETS

Goodwill:	$0.00

TOTAL ASSETS: **$0.00**


LIABILITIES & EQUITY


CURRENT LIABILITIES

Accounts Payable (A/P):	$0.00
Accrued Wages:	$0.00
Accrued Payroll Taxes:	$0.00
Accrued Employee Benefits:	$0.00
Interest Payable:	$0.00
Short-Term Notes:	$0.00
Current Portion of Long-Term Debt:	$0.00
TOTAL CURRENT LIABILITIES:	**$0.00**

LONG-TERM LIABILITY

Mortgage:	$0.00
Other Long-Term Liabilities:	$0.00
TOTAL LONG-TERM LIABILITIES:	**$0.00**

SHAREHOLDERS' EQUITY

Common Stock:	$0.00
Preferred Stock:	$0.00
Additional Paid-In Capital:	$0.00
Retained Earnings:	$0.00
Treasury Stock:	($0.00)
TOTAL EQUITY:	**$0.00**

OWNER'S EQUITY

Paid-In Capital:	$0.00
Net Income:	$0.00
TOTAL EQUITY:	**$0.00**

TOTAL LIABILITIES & EQUITY: **$0.00**

Please make sure that Total Assets equal Total Liabilities and Equity in your balance sheet. If the difference the two sides of the balance sheet is greater than 0, please review the values entered.

TOTAL ASSETS: **$0.00**
-
TOTAL LIABILITIES & EQUITY: **$0.00**

$0.00

Sports Matching Corp
Statement of Income
For the Year Ended 09/30/2022

Revenues

Products	0
Less Returns and Allowances	
Services	0
Other	0
Total Revenue	**0**

Costs

Products	0
Services	0
Other	0
Total Cost	**0**

GROSS PROFIT	**0**

Operating Expenses

General and Administrative	
Insurance	
Non Recurring	
Payroll Taxes	
Rent	
Research and Development	
Salaries and Wages	
Sales and Marketing	
Utilities	
Other	
Total Operating Expenses	**0**

OPERATING INCOME	**0**

Non-Operating or Other

Interest Revenue	
Interest Expense	
Gain on Sale of Assets	
Loss on Sale of Assets	
Gain from Legal Action	
Loss from Legal Action	
Depreciation and Amortization	
Other Gain	
Other Loss	
Total Non-Operating or Other	**0**

PRE-TAX INCOME	**0**

Taxes

Income Tax Expense	0

NET INCOME	**$0.00**

Sports Matching
Statement of Cash Flows
For the Year Ended 9/30/22

Cash Flow from Operating Activities

Net Income 0

Cash Provided by/Used in Operating Activities **0**

Cash Flow from Investing Activities

Cash Provided by/Used in Investing Activities **0**

Cash Flow from Financing Activities

Cash Provided by Financing Activities **0**

Net Increase in Cash **0**

Beginning Cash Balance 0

Cash at 9/30/22 **0**